Exhibit 99.1

For immediate release

4 December 2020

ABCAM PLC

(“Abcam” or the “Company”)

Result of Annual General Meeting

Abcam plc (AIM: ABC; NASDAQ: ABCM), a global leader in the supply of life science research tools, announces that all resolutions put to its Annual General Meeting (the “AGM”) held today were passed. Full details of the poll results are available at www.abcamplc.com.

For further information, please contact:

Abcam	+ 44 (0) 1223 696 000
Marc Perkins, Company Secretary James Staveley, Vice President, Investor Relations

Numis—Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Duncan Monteith / Huw Jeremy

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

In the fiscal year ended 30 June 2020, Abcam’s worldwide customer base consisted of approximately 750,000 life science researchers. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares were admitted to trading on AIM in 2005 (AIM: ABC) and its American Depositary Shares began trading on the Nasdaq Global Market in October 2020 (Nasdaq: ABCM).

Please visit www.abcam.com or www.abcamplc.com to find out more.

Forward-Looking Statements

This Press Release contains “forward-looking” statements that are made pursuant to the safe harbor provisions of the federal securities laws, including statements regarding the anticipated use of capital and expenditures. Any express or implied statements contained in this Press Release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ from those projected, including, without limitation, the risk that the actual use of capital or expenditures will differ from the intended use of capital or expenditures because of the following: Market conditions, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Abcam’s business, unfavourable legislative or regulatory developments or otherwise and risks detailed in the Company’s filings with the Securities and Exchange Commission. Any forward-looking statements contained in this Press Release speak only as of the date hereof, and the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Press Release, other than to the extent required by law.